Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Fund of Colorado
(the 'Fund') was held on June 21, 2006. The holders of shares representing 79% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

				Dollar Amount of Votes:

		Trustee				For		Withheld

	Tucker Hart Adams			$189,196,454	$1,754,808
	Thomas A. Christopher		$189,336,874	$1,614,388
	Gary C. Cornia			$189,517,469	$1,433,793
	Diana P. Herrmann			$189,351,864	$1,599,397
	Lyle W. Hillyard			$189,275,615	$1,675,647
	John C. Lucking			$189,560,732	$1,390,529
	Anne J. Mills			$189,379,370	$1,571,892


2. To ratify the selection of Tait Weller & Baker LLP as the Fund's independent registered public accounting firm.

				Dollar Amount of Votes:

	For				Against		Abstain

	$187,278,103		$510,002		$3,163,157